Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. Tuya Inc. 塗鴉智能* (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) (HKEX Stock Code: 2391) (NYSE Stock Ticker: TUYA) INSIDE INFORMATION UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2025 AND DECLARATION OF CASH DIVIDEND The Company is pleased to announce (i) the unaudited condensed consolidated Group for the three months ended June 30, 2025 (the “Q2 Results”) published results of the in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), and (ii) the declaration of a cash dividend (the “Cash Dividend”). The Q2 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards. Attached hereto as Schedule I is the full text of the press release issued by the Company on August 26, 2025 (U.S. Eastern Time) in relation to the Q2 Results and the declaration of the Cash Dividend, some of which may constitute material inside information of the Company. * For identification purposes only 1 This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months ended June 30, 2025.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The Company’s shareholders and potential investors are advised not to place undue reliance on the Q2 Results and to exercise caution in dealing in securities in the Company. By Order of the Board Tuya Inc. WANG Xueji Chairman Hong Kong, August 26, 2025 As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors. 2

SCHEDULE I TUYA REPORTS SECOND QUARTER 2025 UNAUDITED FINANCIAL RESULTS AND DECLARATION OF CASH DIVIDEND SANTA CLARA, Calif., August 26, 2025/PRNewswire/－ Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the second quarter ended June 30, 2025 and the declaration of a cash dividend. Second Quarter 2025 Financial Highlights Total revenue was US$80.1 million, up approximately 9.3% year-over-year (2Q2024: US$73.3 million). • Platform-as-a-service (“PaaS”) revenue was US$58.1 million, up approximately 7.0% year-over-year (2Q2024: US$54.3 million). • Software-as-a-service (“SaaS”) and others revenue was US$11.1 million, up approximately 15.6% year-over-year (2Q2024: US$9.6 million). • Smart solution revenue was US$10.9 million, up approximately 16.7% year-over-year (2Q2024: US$9.4 million). • Overall gross margin was 48.4%, up 0.4 percentage point year-over-year (2Q2024: 48.0%). Gross margin of PaaS increased to 48.7%, up 1.1 percentage points year-over-year (2Q2024: 47.6%). • Operating margin was 1.4%, improved by 15.5 percentage points year-over-year (2Q2024: negative 14.1%). Non-GAAP operating margin was 10.7% (2Q2024: 10.0%). • Net margin was 15.7%, improved by 11.4 percentage points year-over-year (2Q2024: 4.3%). Non-GAAP net margin was 25.1% (2Q2024: 28.4%). • Net profits were US$12.6 million, up approximately 302.4% year-over-year (2Q2024: US$3.1 million). Non-GAAP net profits were US$20.1 million (2Q2024: US$20.8 million). • Net cash generated from operating activities was US$18.2 million, up approximately 53.8% year-over-year (2Q2024: US$11.8 million). • Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,006.3 million as of June 30, 2025, compared to US$1,016.7 million as of December 31, 2024, decreased mainly due to payment of cash dividends. • For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.” 3

Second Quarter 2025 Operating Highlights PaaS customers1 for the second quarter of 2025 were approximately 2,100 (2Q2024: approximately 2,100). Total customers for the second quarter of 2025 were approximately 3,000 (2Q2024: 3,000). • Premium PaaS customers2 for the trailing 12 months ended June 30, 2025 were 285 (2Q2024: 280). In the second quarter of 2025, the Company’s premium PaaS customers contributed approximately 88.6% of its PaaS revenue (2Q2024: approximately 84.8%). • Dollar-based net expansion rate (“DBNER”) 3 of PaaS for the trailing 12 months ended June 30, 2025 was 114% (2Q2024: 127%). • Registered AI developers were over 1,514,000 as of June 30, 2025, up 15% from approximately 1,316,000 developers as of December 31, 2024. • 1. The Company defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Company during that period. 2. The Company defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period. 3. The Company calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers. Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “Amid global trade uncertainty and continued supply chain pressure in the discretionary consumer electronics sector, Tuya maintained resilient profitability and solid business growth in the first half of 2025. Revenue grew by approximately 15% year over year, while the Company’s non-GAAP operating profit rose by around 127%, demonstrating the resilience of our business model and our effective operating leverage. Looking ahead, we will remain committed to our long-term strategy, cultivating deep relationships with core customers and exploring opportunities in regional markets while optimizing resource allocation. Through sound financial management and continuous innovation, Tuya aims to create lasting value for our shareholders and the broader industry.” Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, “Supported by strong product capabilities and a diversified revenue structure, Tuya maintained its healthy financial performance in the second quarter of 2025. All business segments achieved year-over-year growth, driving a total revenue increase of approximately 9.3%. Despite the ongoing pressures on global trade and manufacturing, our overall gross margin remained strong at around 48%. Through prudent cost management and continued expense optimization, the Company’s non-GAAP net profit margin also remained above 25%. At the same time, we continued to generate strong net operating cash flow and a solid net cash position, laying a firm foundation for Tuya’s long-term, steady, and sustainable growth amid a challenging macroeconomic environment while also providing continued shareholder returns through dividends.” 4

Second Quarter 2025 Unaudited Financial Results REVENUE Total revenue in the second quarter of 2025 increased by 9.3% to US$80.1 million from US$73.3 million in the same period of 2024. PaaS revenue (formerly known as “IoT Paas”) in the second quarter of 2025 increased by 7.0% to US$58.1 million from US$54.3 million in the same period of 2024, primarily due to increasing demand compared with the same period of 2024 and the Company’s strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since this April. As a result, the Company’s DBNER of PaaS for the trailing 12 months ended June 30, 2025 softened to 114%, compared to 127% for the trailing 12 months ended June 30, 2024. • • SaaS and others revenue in the second quarter of 2025 increased by 15.6% to US$11.1 million from US$9.6 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers. • Smart solution revenue in the second quarter of 2025 increased by 16.7% to US$10.9 million from US$9.4 million in the same period of 2024, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT. COST OF REVENUE Cost of revenue in the second quarter of 2025 increased by 8.7% to US$41.4 million from US$38.1 million in the same period of 2024, generally in line with the increase in the Company’s total revenue. GROSS PROFIT AND GROSS MARGIN Total gross profit in the second quarter of 2025 increased by 10.1% to US$38.7 million from US$35.2 million in the same period of 2024. The gross margin in the second quarter of 2025 was 48.4%, compared to 48.0% in the same period of 2024. • PaaS gross margin in the second quarter of 2025 was 48.7%, compared to 47.6% in the same period of 2024. • SaaS and others gross margin in the second quarter of 2025 was 72.0%, compared to 71.0% in the same period of 2024. • Smart solution gross margin in the second quarter of 2025 was 22.5%, compared to 26.8% in the same period of 2024. Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As an AI developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency. 5

OPERATING EXPENSES Operating expenses decreased by 17.3% to US$37.7 million in the second quarter of 2025 from US$45.5 million in the same period of 2024. Non-GAAP operating expenses increased by 8.3% to US$30.2 million in the second quarter of 2025 from US$27.8 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.” • Research and development expenses in the second quarter of 2025 were US$22.4 million, down 2.7% from US$23.0 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) partially offset by an increase in cloud services costs, and employee-related costs due to regular team movements. Non-GAAP adjusted research and development expenses in the second quarter of 2025 were US$20.9 million, compared to US$19.6 million in the same period of 2024. • Sales and marketing expenses in the second quarter of 2025 were US$7.8 million, down 16.6% from US$9.4 million in the same period of 2024, primarily because of (i) the decrease in employee-related costs due to regular team movements, (ii) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted sales and marketing expenses in the second quarter of 2025 were US$7.2 million, compared to US$8.2 million in the same period of 2024. • General and administrative expenses in the second quarter of 2025 were US$9.4 million, down 44.3% from US$16.9 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the second quarter of 2025 were US$3.9 million, compared to US$3.7 million in the same period of 2024. • Other operating income, net in the second quarter of 2025 was US$1.9 million, primarily due to the receipt of software value-added tax refunds. LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN Profit from operations in the second quarter of 2025 was US$1.1 million, compared with a loss of US$10.3 million in the same period of 2024. The Company had a non-GAAP profit from operations of US$8.6 million in the second quarter of 2025, compared to a non-GAAP profit from operations of US$7.4 million in the same period of 2024, consistently achieving operating profitability and leverage. Operating margin in the second quarter of 2025 was 1.4%, improved by 15.5 percentage points from negative 14.1% in the same period of 2024. Non-GAAP operating margin in the second quarter of 2025 was 10.7%, improved by 0.7 percentage points from 10.0% in the same period of 2024. 6

NET PROFIT AND NET MARGIN Net profit in the second quarter of 2025 was US$12.6 million, increased by 302.4% from US$3.1 million in the same period of 2024. Non-GAAP net profit in the second quarter of 2025 was US$20.1 million, compared to US$20.8 million in the same period of 2024, consistently demonstrating profitability and improved leverage, despite being partially impacted by interest rate cuts. Net margin in the second quarter of 2025 was 15.7%, improved by 11.4 percentage points from 4.3% in the same period of 2024. Non-GAAP net margin in the second quarter of 2025 was 25.1%, compared to 28.4% in the same period of 2024. BASIC AND DILUTED NET PROFIT PER ADS Basic and diluted net profit per ADS was US$0.02 in the second quarter of 2025, compared to basic and diluted net profit of US$0.01 in the same period of 2024. Each ADS represents one Class A ordinary share. Non-GAAP basic and diluted net profit per ADS was US$0.03 in the second quarter of 2025, compared to non-GAAP basic and diluted net profit of US$0.04 in the same period of 2024. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,006.3 million as of June 30, 2025, compared to US$1,016.7 million as of December 31, 2024, decreased mainly due to payment of cash dividends. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs. NET CASH GENERATED FROM OPERATING ACTIVITIES Net cash generated from operating activities in the second quarter of 2025 was US$18.2 million, compared to US$11.8 million in the same period of 2024. The net cash generated from operating activities for the second quarter of 2025 mainly due to working capital changes in the ordinary course of business. For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.” Business Outlook Based on recent trends, the global trade environment continues to present uncertainties, under which participants across the consumer electronics supply chain – including manufacturers, importers, brands, and retail channels – remain cautious in their operations and planning. The Company will continue to monitor these developments. At the same time, despite such external challenges, we observe that enterprises and consumers worldwide are actively exploring AI technologies and hardware, accelerating their exploration and adoption. Therefore, we remain confident in the long-term value that intelligent technologies can bring to all stakeholders. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its long-term business prospects. 7

In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties. Declaration of Cash Dividend and Record Date On August 26, 2025, the Board has approved the declaration and distribution of a cash dividend (the “Cash Dividend”) of US$0.054 per ordinary share, or US$0.054 per ADS, to such holders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the Cash Dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors. In order to qualify for the Cash Dividend, with respect to ordinary shares registered on the Company’s Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, September 11, 2025, Hong Kong time; and with respect to the ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Wednesday, September 10, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). Cash Dividend to be paid to the holders of ADSs issued by the depositary of the ADSs will be subject to the terms of the deposit agreement. The payment date is expected to be on or around October 13, 2025 for holders of ordinary shares, and on or around October 20, 2025 for holders of ADSs. 8

Conference Call Information The Company’s management will hold a conference call at 08:30 P.M. U.S. Eastern Time on Tuesday, August 26, 2025 (08:30 A.M. Hongkong Time on Wednesday, August 27, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call. Online registration: https://register-conf.media-server.com/register/BI3986123fbddc4ca5a85f960960afdf30 Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session. About Tuya Inc. Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. Use of Non-GAAP Financial Measures In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance. 9

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release. Safe Harbor Statement This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Investor Relations Contact Tuya Inc. Investor Relations Email: ir@tuya.com HL Strategy Haiyan LI-LABBE Email: hl@hl-strategy.com 10

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND JUNE 30, 2025
(All amounts in US$ thousands ("US$"),
except for share and per share data, unless otherwise noted)

	As of December 31, 2024	**As of June 30, 2025**
ASSETS		
Current assets:		
Cash and cash equivalents	653,334	**724,034**
Restricted cash	50	**37**
Short-term investments	194,536	**110,324**
Accounts receivable, net	7,592	**11,346**
Notes receivable, net	7,485	**12,197**
Inventories, net	23,840	**20,666**
Prepayments and other current assets, net	16,179	**17,999**
Total current assets	903,016	**896,603**
Non-current assets:		
Property, equipment and software, net	6,619	**10,266**
Land use rights, net	8,825	**8,772**
Operating lease right-of-use assets, net	4,550	**4,398**
Long-term investments	180,092	**183,760**
Other non-current assets, net	678	**319**
Total non-current assets	200,764	**207,515**
Total assets	1,103,780	**1,104,118**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	19,051	**23,047**
Advances from customers	31,346	**27,212**
Deferred revenue, current	7,525	**8,390**
Accruals and other current liabilities	32,257	**30,131**
Incomes tax payables	360	**310**
Lease liabilities, current	3,798	**2,522**
Total current liabilities	94,337	**91,612**
Non-current liabilities:		
Lease liabilities, non-current	851	**1,692**
Deferred revenue, non-current	377	**430**
Other non-current liabilities	767	**–**
Total non-current liabilities	1,995	**2,122**
Total liabilities	96,332	**93,734**

11

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) AS OF DECEMBER 31, 2024 AND JUNE 30, 2025 (All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted) As of June 30, 2025 As of December 31, 2024 Shareholders’ equity: Ordinary shares Class A ordinary shares Class B ordinary shares Treasury stock Additional paid-in capital Accumulated other comprehensive loss Accumulated deficit – 27 4 – 1,575,826 (19,226) (546,247) – 25 4 (15,726) 1,612,712 (19,716) (569,851) Total shareholders’ equity 1,007,448 1,010,384 Total liabilities and shareholders’ equity 1,103,780 1,104,118 12

TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2024	**June 30, 2025**	June 30, 2024	**June 30, 2025**
Revenue	73,279	**80,130**	134,941	**154,817**
Cost of revenue	(38,087)	**(41,384)**	(70,264)	**(79,820)**
Gross profit	35,192	**38,746**	64,677	**74,997**
Operating expenses:				
Research and development expenses	(22,993)	**(22,373)**	(46,467)	**(45,183)**
Sales and marketing expenses	(9,387)	**(7,825)**	(18,370)	**(16,172)**
General and administrative expenses	(16,861)	**(9,386)**	(32,335)	**(18,315)**
Other operating incomes, net	3,705	**1,926**	5,784	**4,309**
Total operating expenses	(45,536)	**(37,658)**	(91,388)	**(75,361)**
(Loss)/profit from operations	(10,344)	**1,088**	(26,711)	**(364)**
Other income				
Other non-operating incomes, net	1,869	**767**	2,647	**1,534**
Financial income, net	12,452	**10,761**	25,259	**23,156**
Foreign exchange (loss)/gain, net	(257)	**606**	(362)	**650**
Profit before income tax expense	3,720	**13,222**	833	**24,976**
Income tax expense	(592)	**(635)**	(1,248)	**(1,372)**
Net profit/(loss)	3,128	**12,587**	(415)	**23,604**
Net profit/(loss) attributable to Tuya Inc.	3,128	**12,587**	(415)	**23,604**
Net profit/(loss) attributable to ordinary shareholders	3,128	**12,587**	(415)	**23,604**
Net profit/(loss)	3,128	**12,587**	(415)	**23,604**
Other comprehensive (loss)/income				
Changes in fair value of long-term investments	(139)	**91**	(139)	**91**
Transfer out of fair value changes of long-term investments	–	**–**	(65)	**–**
Foreign currency translation	(600)	**222**	(1,028)	**399**
Total comprehensive income/(loss) attributable to Tuya Inc.	2,389	**12,900**	(1,647)	**24,094**

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TUYA INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED) (All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted) For the Three Months Ended For the Six Months Ended June 30, 2025 June 30, 2025 June 30, 2024 June 30, 2024 Net profit/(loss) attributable to Tuya Inc. 3,128 12,587 (415) 23,604 Net profit/(loss) attributable to ordinary shareholders 3,128 12,587 (415) 23,604 Weighted average number of ordinary shares used in computing net profit/(loss) per share – Basic – Diluted 559,710,445 592,735,568 608,529,487 610,477,980 559,421,815 559,421,815 608,348,598 610,414,036 Net profit/(loss) per share attributable to ordinary shareholders – Basic – Diluted 0.01 0.01 0.02 0.02 (0.00) (0.00) 0.04 0.04 Share-based compensation expenses were included in: Research and development expenses Sales and marketing expenses General and administrative expenses 3,376 1,169 10,864 1,460 582 5,437 6,882 2,554 21,787 3,476 1,320 10,958 14

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted) For the Three Months Ended For the Six Months Ended June 30, 2025 June 30, 2025 June 30, 2024 June 30, 2024 18,191 (21,215) (36,914) 27,543 79,968 (36,912) Net cash generated from operating activities Net cash generated from/(used in) investing activities Net cash (used in)/generated from financing activities Effect of exchange rate changes on cash and cash equivalents, restricted cash 11,829 73,890 (104) 26,319 90,085 150 (197) 56 (323) 88 Net increase/(decrease) in cash and cash equivalents, restricted cash 85,418 (39,882) 116,231 70,687 Cash and cash equivalents, restricted cash at the beginning of period 529,501 763,953 498,688 653,384 Cash and cash equivalents, restricted cash at the end of period 614,919 724,071 614,919 724,071 15

TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2024	**June 30, 2025**	June 30, 2024	**June 30, 2025**
Reconciliation of operating expenses to non-GAAP operating expenses				
Research and development expenses	(22,993)	**(22,373)**	(46,467)	**(45,183)**
Add: Share-based compensation expenses	3,376	**1,460**	6,882	**3,476**
Adjusted Research and development expenses	(19,617)	**(20,913)**	(39,585)	**(41,707)**
Sales and marketing expenses	(9,387)	**(7,825)**	(18,370)	**(16,172)**
Add: Share-based compensation expenses	1,169	**582**	2,554	**1,320**
Adjusted Sales and marketing expenses	(8,218)	**(7,243)**	(15,816)	**(14,852)**
General and administrative expenses	(16,861)	**(9,386)**	(32,335)	**(18,315)**
Add: Share-based compensation expenses	10,864	**5,437**	21,787	**10,958**
Add: Credit-related impairment of long-term investments	189	**27**	189	**27**
Add: Litigation costs	2,100	–	2,100	–
Adjusted General and administrative expenses	(3,708)	**(3,922)**	(8,259)	**(7,330)**
Reconciliation of (loss)/profit from operations to non-GAAP profit from operations				
(Loss)/profit from operations	(10,344)	**1,088**	(26,711)	**(364)**
Add: Share-based compensation expenses	15,409	**7,479**	31,223	**15,754**
Add: Credit-related impairment of long-term investments	189	**27**	189	**27**
Add: Litigation costs	2,100	–	2,100	–
Non-GAAP Profit from operations	7,354	**8,594**	6,801	**15,417**
Non-GAAP Operating margin	10.0%	**10.7%**	5.0%	**10.0%**

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TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2024	**June 30, 2025**	June 30, 2024	**June 30, 2025**
Reconciliation of net profit/(loss) to non-GAAP net profit				
Net profit/(loss)	3,128	**12,587**	(415)	**23,604**
Add: Share-based compensation expenses	15,409	**7,479**	31,223	**15,754**
Add: Credit-related impairment of long-term investments	189	**27**	189	**27**
Add: Litigation costs	2,100	**–**	2,100	**–**
Non-GAAP Net profit	20,826	**20,093**	33,097	**39,385**
Non-GAAP Net margin	28.4%	**25.1%**	24.5%	**25.4%**
Weighted average number of ordinary shares used in computing non-GAAP net profit per share				
– Basic	559,710,445	**608,529,487**	559,421,815	**608,348,598**
– Diluted	592,735,568	**610,477,980**	591,970,099	**610,414,036**
Non-GAAP net profit per share attributable to ordinary shareholders				
– Basic	0.04	**0.03**	0.06	**0.06**
– Diluted	0.04	**0.03**	0.06	**0.06**

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